FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 1, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 24 and 30 September (both inclusive).

The cash amount of the shares purchased to 30 September 2026 as a result of the execution of the Buyback Programme amounts to 915,938,461 Euros, which represents approximately 50.2% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.4% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
24/09/2026	SAN	Purchase	XMAD	2,800,000	12.5779
24/09/2026	SAN	Purchase	CEUX	1,704,767	12.5716
24/09/2026	SAN	Purchase	TQEX	241,725	12.5841
24/09/2026	SAN	Purchase	AQEU	678,590	12.5784
25/09/2026	SAN	Purchase	XMAD	2,817,177	12.5922
25/09/2026	SAN	Purchase	CEUX	225,474	12.6077
25/09/2026	SAN	Purchase	TQEX	56,541	12.6073
25/09/2026	SAN	Purchase	AQEU	175,726	12.6106
28/09/2026	SAN	Purchase	XMAD	948,509	12.5225
28/09/2026	SAN	Purchase	CEUX	22,042	12.5329
28/09/2026	SAN	Purchase	TQEX	5,224	12.5321
28/09/2026	SAN	Purchase	AQEU	24,225	12.5557
29/09/2026	SAN	Purchase	XMAD	1,500,000	12.5432
29/09/2026	SAN	Purchase	CEUX	497,779	12.5318
29/09/2026	SAN	Purchase	TQEX	66,335	12.5324
29/09/2026	SAN	Purchase	AQEU	235,886	12.5371
30/09/2026	SAN	Purchase	XMAD	3,700,000	12.4119
30/09/2026	SAN	Purchase	CEUX	1,046,574	12.4184
30/09/2026	SAN	Purchase	TQEX	238,504	12.4217
30/09/2026	SAN	Purchase	AQEU	514,922	12.4154
			TOTAL	17,500,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 1 October 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 24/09/2026 and 30/09/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-24-a-30-septiembre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 1, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance